TLC Vision Corporation
16305 Swingley Ridge Road, Suite 300
Chesterfield, MO 63017
April 25, 2008

Nicholas Panos, Esq.
Senior Special Counsel
Officer of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	TLC Vision Corporation Preliminary Proxy Statement on Schedule 14A filed April 15, 2008 Soliciting Material Pursuant to Rule 14a-12 filed April 15, 2008 Your File No. 000-29302

Dear Mr. Panos:
With respect to the Commission’s review of the above filings, TLC Vision Corporation (the “Company”) hereby acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
TLC VISION CORPORATION
By: /s/ James C. Wachtman

Name: James C. Wachtman
Title:   Chief Executive Officer and President